UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

URANIUM ENERGY CORP.
(Exact name of registrant as specified in its charter)

Nevada	001-33706	98-0399476
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 North Shoreline, Ste. 800, Corpus Christi, Texas, U.S.A.		78401
(U.S. corporate headquarters)		(Zip Code)

1830 – 1188 West Georgia Street Vancouver, British Columbia, Canada		V6E 4A2
(Canadian corporate headquarters)		(Zip Code)

Amir Adnani

(361) 888-8235
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended July 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01         Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02         Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUED DISCLOSURE

Item 2.01         Resource Extraction Issuer Disclosure and Report

Uranium Energy Corp. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended July 31, 2023 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://www.uraniumenergy.com/_resources/UEC-2023-ESTMA.pdf?v=0417 or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01-INS	XBRL Instance
2.01-SCH	XBRL Schema
99.1	Extractive Sector Transparency Measures Act – Annual Report for the year ended July 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

URANIUM ENERGY CORP.

DATE: April 26, 2024.	By:	/s/ Pat Obara
Pat Obara, Secretary and
Chief Financial Officer